Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the “Extraordinary General Meeting”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on 21 December 2010 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following ordinary resolution of the Company:
ORDINARY RESOLUTION
1.	“THAT the conditional framework comprehensive services agreement dated 27 October 2010 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2013 in the amounts of RMB7,222.07 million, RMB8,305.38 million and RMB9,551.18 million, respectively, be and are hereby approved.”
Notes:
(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from 19 November 2010 to 21 December 2010 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 18 November 2010, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 1 December 2010.

(6)	The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and ether related expenses.
Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-2591480

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
5 November 2010
As at the date of this notice, the executive Directors are Mr. Xu Xiaoming, Mr. Shen Yi and Mr. Luo Qing; the non-executive Directors are Mr. Guo Zhuxue, Mr. Li Liang and Mr. Yu Zhiming; and the independent non-executive directors of the Company are Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui.

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
Attendance Confirmation Reply Form for the Extraordinary General Meeting
Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Extraordinary General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on 21 December 2010 at 9:30 a.m. shall complete this attendance confirmation reply form.

Number of
Name	shares held
Number of identity card/passport	Telephone number
Address

Dated: 2010	Signature:
Notes:
1.	Holders of the Company’s shares whose names appear on the register of members of the Company at 4:00 p.m. on 18 November 2010 are entitled to complete this attendance confirmation reply form and attend the Extraordinary General Meeting.

2.	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

3.	Please provide a copy of your identity card (or passport).

4.	Please provide a copy of the Company’s share certificate(s).

5.	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 1 December 2010.
6.	(i)	If in person or by post, please deliver to: Secretariat of the Board of Directors of Guangshen Railway Company Limited No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Postal Code: 518010

	(ii)	if by facsimile, please deliver to: Secretariat of the Board of Directors of Guangshen Railway Company Limited Facsimile number: (86-755)-25591480

(a joint stock limited company incorporated in the People’s Republic of China) (Stock Code: 525) Proxy Form for Use by Shareholders at the Extraordinary General Meeting	Number of shares to which this proxy form relates:(Note 1)

I/We (Note 2)
of
being the registered shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING /                                                                                                                                            (note 3)

of
as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting (“EGM”) of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, at 9:30 a.m. on 21 December 2010 in respect of the resolution listed in the notice of the EGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

ABSTAIN
FROM
	FOR	AGAINST	VOTING
RESOLUTION	(Note 4)	(Note 4)	(Note 4)
1.	To approve

the conditional framework comprehensive services agreement dated 27 October 2010 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2013 in the amounts of RMB7,222.07 million, RMB8,305.38 million and RMB9,551.18 million, respectively

Dated: 2010	Signature: (Note 5)
Notes:
1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PUT A “Ö” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PUT A “Ö” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, PUT A “Ö” IN THE BOX MARKED “ABSTAIN FROM VOTING” Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5.	This proxy form must be signed by you or your attorney duly authorised in welting (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must he executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.

6.	To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.